Stolt Offshore S.A.                               [Graphic omitted]


NEWS RELEASE
                                        Contacts:
                                        Julian Thomson/Fiona Harris
                                        Stolt Offshore S.A.
                                        US  +1 877 603 0267 (toll free)
                                        UK +44 1224 718436
                                        julian.thomson@stoltoffshore.com

                                        Patrick Handley (UK) / Tim Payne (US)
                                        Brunswick Group
                                        UK +44 207 404 5959
                                        US +1 212 333 3810
                                        phandley@brunswickgroup.com
                                        tpayne@brunswickgroup.com

           Stolt Offshore S.A. Announces Extraordinary General Meeting

London, England - December 23, 2003 - Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock Exchange: STO) today announced that an Extraordinary Meeting of shareholders will be held on Monday 19th January, 2004 at 3:00pm local time at the offices of Services Generaux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg. The Board of Directors of Stolt Offshore S.A. (the "Company") has determined that Common Shareholders of record as of close of business on December 29th, 2003 will be entitled to vote.

The purpose of the meeting is to consider and approve a recommendation of the Board of Directors of the Company for:

     o a Private Placement of 34.1m Common Shares to institutional investors which is fully subscribed and the issue of up to an additional 11.4m Common Shares to Stolt-Nielsen S.A. in consideration for conversion of $25m of subordinated debt;

     o a Subsequent Issue of up to 13.0m Common Shares to shareholders as of December 18, 2003 who were not given the opportunity to participate in this Private Placement; and

     o the increase of the authorised share capital of the Company by 95.0m Common Shares, together with discretion to the Directors to issue Common Shares or instruments giving rights to acquire Common Shares.

The securities to be offered in the private placement have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements.

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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas
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Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.